Exhibit 99.78

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine to Host Investor Event on April 10, 2018 in New York City

Corporate Leadership and Medical Experts to Provide Insight on

Company’s Novel T Cell Activating Therapies

HALIFAX, N.S., March 13, 2018 — Immunovaccine Inc. (TSX:IMV) (OTCQX:IMMVF), a clinical stage immuno-oncology company, announced today that it will host an R&D Update and Investor Event for the investment community on Tuesday, April 10, 2018 in New York City.

The event will feature an overview of Immunovaccine’s novel approach to targeted T cell therapy. Presentations by outside experts and Immunovaccine management will highlight the scientific background and key opinion leaders’ (KOL) perspectives on the company’s novel mechanism of action and its clinical applications and potential benefits.

Details for the event are as follows:

Date: Tuesday, April 10, 2018

Time: 12:00 p.m. – 2:00 p.m. ET (registration to begin at 11:45 a.m. ET)

Location: New York, NY

The agenda will include:

Introduction

Fred Ors, Chief Executive Officer, Immunovaccine

Defining a New Approach to Targeted T Cell Therapy

Marianne Stanford, PhD, Vice President, Research, Immunovaccine

Elucidating a Unique Mechanism of Action Using In Vivo MRI Tracking

Kim Brewer, PhD, Assistant Professor Department of Diagnostic Radiology, Department of Physics & Atmospheric Science, Department of Microbiology & Immunology, Dalhousie University, Halifax, Nova Scotia, Canada

Testing Various Immune Modulators for Neoepitope-mediated Cancer Immunotherapy

Pramod K. Srivastava, PhD, MD, Professor of Medicine and Immunology, Eversource Energy Chair in Experimental Oncology, Director, Neag Comprehensive Cancer Center, University of Connecticut School of Medicine, Farmington, CT

T Cell Therapies for Cancer in Clinical Practice: Are We on Target?

Oliver Dorigo, MD, PhD, Director and Associate Professor, Stanford Gynecologic Oncology,

Director Mary Lake Polan Laboratory for Gynecologic Cancer Research, and Director Clinical Research Group for Gynecologic Cancer Trials, Stanford University Medical Center, Stanford, CA

If you are a member of the investment community and would like to attend, please send an email to tracy.sebastian@westwicke.com to receive additional information.

A live broadcast of the event will be made available on the Investors section of the Immunovaccine website at http://ir.imvaccine.com. More information about how to access the webcast will be available closer to the event.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Company assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: Plabbe@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com